Exhibit (d)(2)

CONFIDENTIAL

Execution Version

Checkmate Pharmaceuticals, Inc.

245 Main Street, 2nd Floor
Cambridge, MA 02142

March 22, 2022

Regeneron Pharmaceuticals, Inc.

777 Old Saw Mill River Road

Tarrytown, NY 10591-6707

Confidentiality Agreement

In connection with your consideration of a possible negotiated business combination transaction involving Checkmate Pharmaceuticals, Inc. (together with its subsidiaries, the “Company” or “we”) and Regeneron Pharmaceuticals, Inc. (“you”) and/or one or more of your subsidiaries (the “Possible Transaction”), you have requested information concerning the Company that is confidential and proprietary. As a condition to your being furnished such information, you agree to treat any confidential and proprietary information, in any form or medium, whether oral, visual or written concerning the Company or any of its Affiliates or divisions (whether prepared by the Company, its advisors or otherwise) that is furnished to you by or on behalf of the Company in connection with the Possible Transaction, whether before or after the date of this letter agreement (herein collectively referred to as the “Evaluation Material”), in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth. The term “Evaluation Material” includes, without limitation, that portion of any notes, analyses, compilations, spreadsheets, data, reports, studies, interpretations or other documents prepared by you or your Representatives (as defined below) to the extent such materials reflect or are based upon the Evaluation Material. The term “Evaluation Material” does not include information that (a) is or becomes available to you or your Representatives from a source other than the Company or its Representatives; provided, however, that such source is not known by you to be bound by a confidentiality agreement with the Company that prohibits such disclosure, (b) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, or (c) has been or is independently developed by you or your Representatives without the use of the Evaluation Material in violation of the terms of this letter agreement. For purposes of this letter agreement, the term “Representatives” shall mean (i) when used in relation to the Company, the Company’s Affiliates (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and its and their respective directors, officers, employees, attorneys, accountants, financial advisors and other professional representatives, and (ii) when used in relation to you, your subsidiaries and Affiliates and your and their respective directors, officers, employees, attorneys, accountants, consultants, financial advisors, other professional representatives (provided that only those persons who actually receive Evaluation Material or Transaction Information from you or on your behalf shall comprise your “Representatives”).

1.	Non-Disclosure and Non-Use of Evaluation Material. You hereby agree that the Evaluation Material will be kept confidential and used solely for the purpose of evaluating, negotiating, implementing, pursuing and, if applicable, consummating the Possible Transaction; provided, however, that the Evaluation Material may be disclosed (a) to any of your Representatives who need to know such information for the sole purpose of evaluating, negotiating, implementing, pursuing and, if applicable, consummating the Possible Transaction, (b) pursuant to an External Demand (as defined below) in accordance with paragraph 4 of this letter agreement, and (c) as the Company may otherwise consent in writing. All such Representatives shall (i) be informed by you of the confidential nature of the Evaluation Material, (ii) be directed to keep the Evaluation Material strictly confidential, and (iii) be advised of the applicable terms of this letter agreement and have a contractual, legal, fiduciary or professional obligation of confidentiality with respect to the Evaluation Material. You agree to be responsible for any breaches of the confidentiality and use provisions of this letter agreement by any of your Representatives. It is understood and agreed that you and the Company may enter into a separate clean team agreement pursuant to which some of the Evaluation Material deemed competitively sensitive may be designated for review solely by your outside advisors or by a limited number or category of your employees designated between us in writing.

2.	Securities Laws. You hereby acknowledge that you and your Representatives are aware that the Evaluation Material and Transaction Information (as defined below) may contain material, non-public information about the Company and that United States securities laws may prohibit any person who has material, non-public information concerning a company with publicly traded securities from purchasing or selling securities of such company.

3.	Transaction Information. Each of the parties will not, and will direct such party’s Representatives not to, disclose to any person (other than such party’s Representatives) either the fact that discussions or negotiations are taking place (or have taken place) concerning the Possible Transaction or any of the terms, conditions or other facts with respect to the Possible Transaction, including the status thereof or that Evaluation Material has been made available (such information, collectively, “Transaction Information”); provided, however, that disclosure of Transaction Information pursuant to an External Demand shall be governed by paragraph 4 of this letter agreement. Without limiting the generality of the foregoing, you further agree not to, and will direct your Representatives acting on your behalf or at your direction not to, directly or indirectly, without the prior written consent of the Company, except as permitted by paragraph 4 of this letter agreement, share Evaluation Material or Transaction Information with or enter into any agreement, arrangement or understanding with any other person, including other potential bidders, co-investors, strategic partners and equity or debt financing sources (in each case, other than your Representatives as permitted above), in each case regarding the Possible Transaction. You represent and warrant to the Company that, as of the date hereof, you have not entered into any such agreement, arrangement or understanding.

4.	Required Disclosure. Notwithstanding anything to the contrary provided in this letter agreement, in the event either party or any of such party’s Representatives receive a request or are required by law, rule, regulation, stock exchange rule, deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process (any such requested or required disclosure, an “External Demand”) to disclose all or any part of the Transaction Information or (in the case of an External Demand applicable to you or your Representatives) Evaluation Material, such party agrees to and to direct its Representatives to, to the extent practicable and legally permissible, (i) promptly notify the other party of the existence, terms and circumstances surrounding such External Demand, (ii) consult with the other party on the advisability of taking legally available steps to resist or narrow such request or disclosure, and (iii) reasonably cooperate with the other party, at the other party’s sole cost and expense, in seeking a protective order or other appropriate remedy to the extent available under the circumstances. In the event that such protective order or other remedy is not obtained or that the other party waives compliance with the provisions hereof, the applicable party or its Representatives, as the case may be, may disclose, without any liability hereunder, Evaluation Material or Transaction Information only to the extent such party or its Representatives are advised by legal counsel (which may be internal counsel) is legally required to be disclosed, and such party or its Representatives shall exercise commercially reasonable efforts to seek to obtain reasonable assurance that confidential treatment will be accorded such Evaluation Material or Transaction Information. Notwithstanding the foregoing, Evaluation Material and Transaction Information may be disclosed, and no notice, consultation or cooperation as referenced above is required to be provided, pursuant to routine requests for information by governmental or regulatory authorities with jurisdiction over you or your Representatives and not directed at the Company or the Possible Transaction.

5.	Communications and Requests. Unless otherwise agreed to by the Company in writing, all (a) communications regarding the Possible Transaction, (b) requests for additional information, (c) requests for management meetings and (d) discussions or questions regarding procedures, timing and terms of the Possible Transaction, in each case, with, to or from the Company or its Representatives will be submitted or directed exclusively to the Chief Executive Officer or Chief Business Officer of the Company or such other persons designated by either of them for such purpose from time to time, or to the representatives of Centerview Partners LLC specifically identified to you as contacts with respect to this matter. You agree that you will not, and you will direct your Representatives not to, engage in any discussions with the Company or any person known by you to be one of its suppliers, vendors, service providers, joint venture or collaboration partners, licensors, licensees, lessors, lessees, consultants or lenders regarding the Possible Transaction without the prior written consent of the Company; provided that, the foregoing shall not prohibit you and your Representatives from conducting customary general market diligence activities on a no-names basis, so long as the Evaluation Material, the Company, the Transaction Information and the Possible Transaction are not disclosed or referenced in connection therewith.

6.	Non-Solicit. You agree that, for a period of 12 months from the date of this letter agreement, none of you, any of your controlled Affiliates who are provided with Evaluation Material or Transaction Information, will, directly or indirectly, solicit for employment or employ any individual serving as a C-suite executive officer of the Company; provided, however, the foregoing shall not restrict or prohibit you or your controlled Affiliates from: (i) making general solicitations or bona fide recruitment campaigns for employment not specifically directed at the Company’s employees (including through the use of advertisements in the media and search firm engagements) and soliciting or employing any person who responds thereto, (ii) soliciting or employing any person who (x) contacts you or any of your controlled Affiliates on his or her own initiative without any solicitation or encouragement by you or such controlled Affiliate or (y) has ceased to be employed by the Company or its subsidiaries at least 30 days prior to such solicitation by you or any of your controlled Affiliates.

7.	Standstill. You hereby agree that, unless otherwise agreed or invited in writing by the Company, neither you nor any of your controlled Affiliates who are provided with Evaluation Material or Transaction Information or any other of your Representatives acting on your behalf or at your direction will, directly or indirectly: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s material assets or businesses, or similar transactions involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company; (b) (i) acquire beneficial ownership of any securities (including in derivative form) of the Company (collectively, a transaction specified in (a)(i), (a)(ii) and (b)(i) involving a majority of the Company’s (x) outstanding capital stock or (y) consolidated assets, is referred to as a “Business Combination”), (ii) publicly propose or seek, whether alone or in concert with others, any “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or consents to vote any securities of the Company, (iii) nominate any person as a director of the Company, or (iv) propose any matter to be voted upon by the stockholders of the Company; (c) form or join a third party “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company; (d) request the Company (or any of its officers, directors or Representatives) to amend or waive any provision of this paragraph 7 (including this sentence) or (e) take any action that would reasonably be expected to require the Company to make a public announcement regarding a potential Business Combination with you; provided, however, that the restrictions set forth in this paragraph 7 shall terminate immediately upon the earliest of (x) nine months from the date of this agreement, (y) upon the Company’s entering into a definitive agreement with a third party for a transaction involving a Business Combination after the date of this letter agreement, or (z) if a third party commences, or publicly announces its intention to commence, a tender or exchange offer which, if consummated, would result in a Business Combination, on the earlier of (i) the tenth day after such commencement or public announcement if the Company has not publicly recommended against such offer by such date, and (ii) the date on which the Company publicly recommends in favor of, or states that it takes no position with respect to or is unable to take a position with respect to, such offer (any of (x), (y) or (z), a “Fall-Away Event”). Notwithstanding anything to the contrary in this letter agreement, (A) you and your Representatives shall be permitted to make proposals to the Board of Directors of the Company (or any duly constituted committee thereof) on a confidential basis, so long as such proposal would not reasonably be expected to require the Company to make a public announcement regarding such proposal and (B) from and after a Fall-Away Event, nothing in this letter agreement will restrict you or your Representatives from taking any of the actions described in this paragraph 7 or from publicly disclosing Transaction Information to the extent reasonably necessary to comply with disclosure obligations.

8.	No Ownership of Securities. You represent and warrant that as of the date hereof, neither you nor any of your controlled Affiliates beneficially own any securities of the Company or have any other pecuniary or voting interest in the securities of the Company. For purposes of this letter agreement, “beneficially own,” “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rules 13d-3 and 13d-5(b)(l) promulgated under the Exchange Act.

9.	No Representation of Accuracy. Although the Company has endeavored to include in the Evaluation Material information which it believes to be relevant for the purpose of your investigation, you understand that none of the Company or its Representatives have made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that none of the Company or its Representatives shall have any liability to you or any of your Representatives resulting from the selection, use or content of the Evaluation Material by you or your Affiliates or Representatives.

10.	Destruction or Return of Evaluation Material. Upon the written demand of the Company, you shall either promptly, at your election, (a) destroy the Evaluation Material and any copies thereof in your possession, or (b) return to the Company all Evaluation Material and any copies thereof in your possession, and, in either case, confirm in writing to the Company that all such material has been destroyed or returned, as applicable, in compliance with this letter agreement. It is understood that information in an intangible or electronic format containing Evaluation Material or copies thereof that cannot be removed, erased or otherwise deleted from archival systems (also known as “computer or system back-ups”) without unreasonable effort need not be destroyed or returned, but that such Evaluation Material will continue to be protected under the confidentiality requirements and non-use limitations contained in this letter agreement, and you and your Representatives shall continue to be bound by the obligations of confidentiality and non-use hereunder, in each case, for the term of this letter agreement. Notwithstanding the foregoing, you and your Representatives may retain Evaluation Material and any copies thereof, (x) to the extent necessary pursuant to applicable legal or regulatory requirements, the rules of any relevant professional standards body or organization or bona fide document retention policies or (y) included in confidential materials relating to meetings of your board of directors; provided that you and such Representatives shall continue to be bound by the obligations of confidentiality and non-use hereunder for the term of this letter agreement.

11.	Privileged Information. To the extent that any Evaluation Materials may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal or regulatory proceedings or governmental investigations, the parties hereto understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the disclosure of such material is not intended to, and will not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege and any such Evaluation Material will remain entitled to all protection under these privileges, this letter agreement and the joint defense doctrine. Nothing in this letter agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, and in the event of an inadvertent disclosure of any materials which may have the effect of waiving any such privilege, you agree to, and will direct your Representatives to, destroy any such materials promptly upon the written request of the Company, subject to the last two sentences of paragraph 10 of this letter agreement.

12.	Injunctive Relief. The parties acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by the breaching party or its Representatives and that the non-breaching party shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and the breaching party further agrees to waive, and shall cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity.

13.	Definitive Agreement. The parties agree that unless and until a definitive agreement between the Company and you with respect to the Possible Transaction (a “Definitive Agreement”) has been executed and delivered by the parties, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to any transaction by virtue of this letter agreement or any written or oral expression except, in the case of this letter agreement, for the matters specifically agreed to herein, and except for any other agreement previously entered into, or that may in the future be entered into, by you and the Company. In addition, the parties hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any Possible Transaction other than claims in connection with an executed and delivered Definitive Agreement relating to the Possible Transaction or this letter agreement or any other agreement previously entered into, or that may in the future be entered into, by you and the Company. For purposes of this letter agreement, the term “Definitive Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer or bid by you. The agreement set forth in this paragraph 13 may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

14.	Process Agreements. You acknowledge that (a) the Company shall be free to conduct a process for a transaction as it in its sole discretion shall determine (including, without limitation, negotiating with any other prospective buyers and entering into a definitive agreement without prior notice to you or to any other person), and (b) any procedures relating to such transaction may be implemented or changed at any time without notice to you or any other person.

15.	No Waiver; Amendment. No failure or delay by either party or any of its Representatives in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, unless in writing and signed by an officer of the such party or other authorized person on its behalf. No modification or amendment of this letter agreement shall be effective unless in writing and signed by an officer of such party, or other authorized person on its behalf, and the other party, or an authorized person on the other party’s behalf.

16.	Assignment. Neither this letter agreement nor the obligations hereunder may be assigned or otherwise transferred by a party without written consent of the other party, except in connection with the sale of all or substantially all of a party’s assets, equity or business or a merger, reorganization or consolidation involving at least a majority of the voting equity securities of the party. This letter agreement shall be binding upon the parties, their successors and their permitted assigns.

17.	Severability. The illegality, invalidity or unenforceability of any provision hereof under the laws of any jurisdiction shall not affect its legality, validity or enforceability under the laws of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

18.	Governing Law and Forum. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Chancery Courts in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement and the Possible Transaction, and agree not to commence any action, suit or proceeding related thereto except in such courts.

19.	Counterparts. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by facsimile or pdf electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

20.	Prior Confidentiality Agreements. For the avoidance of doubt, any information that constitutes Evaluation Material shall be governed solely by the terms and conditions of this letter agreement, and not by any previous confidentiality agreement between the Company and any of its Affiliates, on the one hand, and you and any of your Affiliates, on the other hand, including the mutual confidentiality agreement between you and the Company, dated December 21, 2020.

21.	Term. This letter agreement shall expire and be of no further force or effect from and after the second anniversary hereof.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our binding agreement with respect to the subject matter hereof.

Very truly yours,

CHECKMATE PHARMACEUTICALS, INC.

By:	/s/ Katherine Eade
Name:	Katherine Eade
Title:	General Counsel

CONFIRMED, ACCEPTED AND AGREED:

REGENERON PHARMACEUTICALS, INC.

By:	/s/ Nouhad Husseini
Name:	Nouhad Husseini
Title:	Senior Vice President,
Business Development and Corporate Strategy

[Signature Page to Confidentiality Letter Agreement]